UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 7, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES LAUNCH OF MODERNIZED STEELMAKING COMPLEX AT OTELU ROSU

Moscow, Russia – June 7, 2011 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the launch of an modernized steelmaking complex at its Romanian-based subsidiary Ductil Steel Otelu Rosu.
The complex’s launch was attended by Prefect of Caras-Severin Octavian Tunea,
Fuchs Technology AG’s President Gerhard Fuchs, Mechel OAO’s Chairman of the
Board of Directors Igor Zyuzin, Mechel OAO’s Senior Vice-President Victor
Trigubko, Chief Executive Officer of Mechel-Steel Management OOO Andrey Deineko
and General Director of Mechel’s management company in Romania Yuri Gushchin.
Octavian Tunea, Gerhard Fuchs and Igor Zyuzin pressed the launch button for the reconstructed steelmaking complex, which includes a new electric arc furnace with the COSS system, an upgraded continuous billets caster, and a modern scrap metal preparation section.
The reconstruction’s key aggregate is the electric arc furnace with the COSS system developed by the German-based company Fuchs Technology. The new machine operates on the basis of an innovative technique — using heat from waste gases for preheating scrap metal, enabling the plant to significantly cut expenses (on raw materials and power) and improve the quality of steel. COSS equipment in
Otelu Rosu will be the third such to be implemented in the world and the first such in Europe. The COSS-equipped furnace has the production capacity of some
810,000 tonnes of steel a year.
Investment in the plant’s modernization program amounted to 48.7 million dollars.
“Completion of the investment project at the Otelu Rosu plant will enable us to fully provide Mechel’s Romanian enterprises with raw materials, which will dramatically cut costs and improve the efficiency of their work. Without doubt, this project is symbolic not only for the company’s development. Launch of innovative and high-technology projects in Romania is a positive signal for its economy and confirmation that joint efforts by the government and business to overcome the crisis’s consequences are effective,” Mechel OAO’s Chairman of the
Board of Directors Igor Zyuzin noted.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221-88-88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: June 7, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO